CUSIP No. G735374101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Scottish Re Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G73537410

(CUSIP Number)

with a copy to:
Rodney J. Dillman	Othon A. Prounis, Esq.
Massachusetts Mutual Life Insurance Company	Ropes & Gray LLP
1295 State Street	1211 Avenue of the Americas
Springfield, Massachusetts 01111	New York, New York 10036
(800) 767-1000	(212) 596-9000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G735374102

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (entities Only)
MassMutual Capital Partners LLC I.R.S. Identification No. [N/A]
2)	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	WC
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	0*
		8)	Shared Voting Power	75,000,000*
		9)	Sole Dispositive Power	0*
		10)	Shared Dispositive Power	75,000,000*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000,000*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13)	Percent of Class Represented by Amount in Row (11) 34.4%
14)	Type of Reporting Person CO

* On May 7, 2007, pursuant to a Securities Purchase Agreement dated as of November 26, 2006, as amended (the “Securities Purchase Agreement”), entered into by Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the “Company”), MassMutual Capital Partners LLC, a Delaware limited liability company (“MassMutual Capital”), and SRGL Acquisition, LLC, a Delaware limited liability company and an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), (MassMutual Capital, together with SRGL Acquisition, LLC and any affiliate thereof, the “Investors”), the Investors each purchased 500,000 shares of the Company’s newly issued convertible cumulative participating preferred stock (the “Convertible Shares”) for $300 million ($600 million in the aggregate) in cash. The Convertible Shares may be converted into an aggregate of 150,000,000 shares of the Company’s ordinary stock, par value $0.01 per share (the “Ordinary Shares”), at any time, and will automatically convert on the ninth anniversary of the issue date if not previously converted, subject to certain adjustments. On January 4, 2007, SRGL Acquisition, LLC assigned its rights and obligations under the Securities Purchase Agreement to SRGL Acquisition, LDC, an affiliate of Cerberus (“SRGL LDC”). As a result of the Investors Agreement described in Item 6 hereof, for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”),

CUSIP No. G735374103

MassMutual Capital may be deemed to be a member of a group with SRGL LDC and therefore the beneficial owner of the securities of the Company beneficially owned by SRGL LDC. Such group beneficially owns 150,000,000 Ordinary Shares, or 68.8% of the Ordinary Shares deemed issued and outstanding as of that date. While MassMutual Capital does not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Exchange Act. MassMutual Capital expressly disclaims beneficial ownership of any securities beneficially owned by any other person, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person. MassMutual Capital does not assume responsibility for the accuracy or completeness of any information related to its holdings of securities of the Issuer provided by any other person.

CUSIP No. G735374104

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (entities Only)
Massachusetts Mutual Life Insurance Company I.R.S. Identification No. 04-1590850
2)	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	WC
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	0*
		8)	Shared Voting Power	75,000,000*
		9)	Sole Dispositive Power	0*
		10)	Shared Dispositive Power	75,000,000*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000,000*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13)	Percent of Class Represented by Amount in Row (11) 34.4%
14)	Type of Reporting Person CO

* On May 7, 2007, pursuant to a Securities Purchase Agreement dated as of November 26, 2006, as amended (the “Securities Purchase Agreement”), entered into by Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the “Company”), MassMutual Capital Partners LLC, a Delaware limited liability company (“MassMutual Capital”), and SRGL Acquisition, LLC, a Delaware limited liability company and an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), (MassMutual Capital, together with SRGL Acquisition, LLC and any affiliate thereof, the “Investors”), the Investors each purchased 500,000 shares of the Company’s newly issued convertible cumulative participating preferred stock (the “Convertible Shares”) for $300 million ($600 million in the aggregate) in cash. The Convertible Shares may be converted into an aggregate of 150,000,000 shares of the Company’s ordinary stock, par value $0.01 per share (the “Ordinary Shares”), at any time, and will automatically convert on the ninth anniversary of the issue date if not previously converted, subject to certain adjustments. On January 4, 2007, SRGL Acquisition, LLC assigned its rights and obligations under the Securities Purchase Agreement to SRGL Acquisition, LDC, an affiliate of Cerberus (“SRGL LDC”). As a result of the Investors Agreement described in Item 6 hereof, for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”),

CUSIP No. G735374105

MassMutual Capital may be deemed to be a member of a group with SRGL LDC and therefore the beneficial owner of the securities of the Company beneficially owned by SRGL LDC. Such group beneficially owns 150,000,000 Ordinary Shares, or 68.8% of the Ordinary Shares deemed issued and outstanding as of that date. While MassMutual Capital does not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Exchange Act. MassMutual Capital expressly disclaims beneficial ownership of any securities beneficially owned by any other person, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person. MassMutual Capital does not assume responsibility for the accuracy or completeness of any information related to its holdings of securities of the Issuer provided by any other person.

CUSIP No. G735374106

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the “Company”). The principal executive offices of the Company are located at P.O. Box HM 2939, Crown House, Second Floor, 4 Par-la-Ville Road, Hamilton, HM12, Bermuda.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of MassMutual Capital Partners LLC, a Delaware limited liability company (“MassMutual Capital”), and Massachusetts Mutual Life Insurance Company, a Massachusetts corporation (“MassMutual Parent”), pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (collectively, the “Reporting Persons”). MassMutual Capital is an indirect wholly-owned subsidiary of MassMutual Parent. The securities of the Company reported herein are directly beneficially owned by MassMutual Capital and indirectly beneficially owned by MassMutual Parent. The agreement between the Reporting Persons to make this single, joint filing (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

In addition, by virtue of the Investors Agreement described in Item 6 hereof, for the purposes of Section 13(d)(3) of the Exchange Act, MassMutual Capital may be deemed to be a member of a group with SRGL Acquisition, LDC, and therefore the beneficial owner of the securities of the Company beneficially owned by SRGL Acquisition, LDC. While MassMutual Capital does not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Exchange Act. MassMutual Capital expressly disclaims beneficial ownership of any securities beneficially owned by any other person, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person. MassMutual Capital does not assume responsibility for the accuracy or completeness of any information related to its holdings of securities of the Issuer provided by any other person.

(b)-(c)  MassMutual Capital is a Delaware limited liability company. The principal business of MassMutual Capital is that of a private investment entity. MassMutual Capital’s principal business address is 1295 State Street, Springfield, Massachusetts, 01111. The sole member of MassMutual Capital is MassMutual Holding LLC, a Delaware limited liability company (“MMH”) and a wholly-owned subsidiary of MassMutual Parent. The officers of MassMutual Capital, who are all citizens of the United States, are as follows:

Roger W. Crandall – Chairman and Chief Executive Officer

CUSIP No. G735374107

Larry N. Port – President and Managing Director
James E. Masur – Chief Financial Officer
Jan F. Jumet – Chief Compliance Officer
Clifford M. Noreen – Managing Director
Kevin M. Sweeney – Managing Director
Richard E. Spencer II – Managing Director
Rodney J. Dillman – Vice President, Secretary and Chief Legal Officer

MassMutual Holding LLC is a Delaware limited liability company. The principal business of MassMutual Holding LLC is holding securities. MassMutual Holding LLC’s principal business address is 1295 State Street, Springfield, Massachusetts 01111. The sole member of MassMutual Holding LLC is MassMutual Parent. The officers and directors of MassMutual Holding LLC, who are all citizens of the United States, are as follows:

Officers:

Stuart H. Reese – President and Chief Executive Officer
John V. Murphy – Executive Vice President
Frederick C. Castellani – Executive Vice President
Michael T. Rollings – Senior Vice President
Edward M. Kline – Vice President and Treasurer
Norm Smith – Vice President and Controller
Stephen L. Kuhn – Secretary

Directors:

Stuart H. Reese
Margaret Sperry

MassMutual Parent is a Massachusetts corporation. The principal business of MassMutual Parent is that of a mutual life insurance company. MassMutual Parent’s principal business address is 1295 State Street, Springfield, Massachusetts, 01111. The executive officers and directors of MassMutual Parent, who are all citizens of the United States, are as follows:

Officers:

Stuart H. Reese – Chairman, President and Chief Executive Officer
Frederick C. Castellani – Executive Vice President, Retirement Services

Roger W. Crandall – Executive Vice President and Chief Investment Officer, MassMutual Parent; Chairman, President and Chief Executive Officer, Babson Capital Management LLC

Michael Foley – Chief Information Officer

CUSIP No. G735374108

William F. Glavin – Executive Vice President, U.S. Insurance Group

John V. Murphy – Executive Vice President, MassMutual Parent; Chairman, President and Chief Executive Officer, OppenheimerFunds, Inc.

Mark D. Roellig – Executive Vice President and General Counsel

Michael T. Rollings – Executive Vice President and Chief Financial Officer

Elaine A. Sarsynski – Executive Vice President and Chief Administrative Officer, MassMutual Parent; President and Chief Executive Officer, MassMutual International LLC

Directors:

Stuart H. Reese – Chairman
James R. Birle – Lead Director
Roger G. Ackerman
James H. DeGraffenreidt, Jr.
Patricia Diaz Dennis
James L. Dunlap
William B. Ellis
Robert A. Essner
Robert M. Furek
Carol A. Leary
William B. Marx, Jr.
John F. Maypole
Marc Racicot

(d)-(e) None of the entities or persons identified in this Item 2 has ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 7, 2007, MassMutual Capital purchased 500,000 shares of the Company’s newly issued convertible cumulative participating preferred stock, par value $0.01 per share (the “Convertible Shares”), for an aggregate purchase price of $300,000,000 pursuant to that certain Securities Purchase Agreement, as amended, dated as of November 26, 2006, and incorporated by reference to Exhibit 2 hereto (the “Securities Purchase Agreement”). These Convertible Shares may be converted into an aggregate of 75,000,000 Ordinary Shares at any time, and will automatically convert into Ordinary Shares on the ninth anniversary of the issue date if not previously converted, subject to certain adjustments, as more fully described in the Certificate of Designations for the Convertible Shares, incorporated by reference to Exhibit 3 hereto (the “Certificate

CUSIP No. G735374109

of Designations”). All funds used to purchase the Convertible Shares came directly from the working capital of MassMutual Parent.

Item 4.	Purpose of Transaction.

The acquisition of the securities referred to herein is for investment purposes. On May 7, 2007, upon the closing of the transactions contemplated by the Securities Purchase Agreement, Michael Austin, William Caulfeild-Browne, Robert M. Chmely, Jean Claude Damerval, Michael C. French, Lord Norman Lamont, Hazel R. O’Leary and Glenn Schafer resigned from their positions as directors of the Company. Pursuant to the Securities Purchase Agreement, SRGL Acquisition, LDC and MassMutual Capital (together, the “Investors”) have the right to nominate directors for election to the Company’s Board of Directors. The Investors elected the following persons to serve as directors of the Company: Jonathan Bloomer, Christopher S. Brody, James J. Butler, James N. Chapman, Thomas Finke, Robert Joyal, Larry Port, Michael Rollings and Lenard B. Tessler.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Based upon information set forth in the Company’s Annual Report on Form 10-K/A as filed with the Securities and Exchange Commission on April 27, 2007, there were 67,995,057 Ordinary Shares issued and outstanding as of April 16, 2007. As of May 7, 2007, MassMutual Capital was the holder of 500,000 Convertible Shares. These Convertible Shares are convertible into an aggregate of 75,000,000 Ordinary Shares at any time, or 34.4% of the Ordinary Shares deemed issued and outstanding as of that date.

(b) Not Applicable.

(c) Other than the transactions described in this Schedule 13D, during the sixty days on or prior to May 7, 2007, there were no transactions in Ordinary Shares, or securities convertible into, exercisable for or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof.

(d) Except as described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company owned by the Reporting Persons.

(e) Not Applicable.

CUSIP No. G7353741010

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Company entered into the Securities Purchase Agreement with MassMutual Capital and SRGL Acquisition, LLC on November 26, 2006. On January 4, 2007 SRGL Acquisition, LLC assigned its rights and obligations under the Securities Purchase Agreement to SRGL Acquisition, LDC. On May 7, 2007, MassMutual Capital purchased 500,000 Convertible Shares, which may be converted into 75,000,000 Ordinary Shares, for an aggregate purchase price of $300,000,000 pursuant to the Securities Purchase Agreement, as more particularly described and set forth in the Securities Purchase Agreement incorporated by reference to Exhibit 2 hereto.

In connection with the execution of the Securities Purchase Agreement, the Company agreed to enter into a Registration Rights and Shareholders Agreement (the “Registration Rights and Shareholders Agreement”) by and among the Company, the Investors and the shareholders of the Company listed on Schedule 1 thereto. Pursuant to the Registration Rights and Shareholders Agreement, (i) the Company granted the Investors demand and piggyback registration rights as well as, subject to certain exceptions, preemptive rights with respect to issuances of equity securities of the Company and (ii) the Investors are entitled to designate members of the Company’s board of directors, as more particularly described and set forth in the Form of Registration Rights and Shareholders Agreement incorporated by reference to Exhibit 4 hereto.

As a result of the closing of the transactions contemplated by the Securities Purchase Agreement, the Investors entered into an Investors Agreement dated as of May 7, 2007, pursuant to which the Investors agreed to: (i) certain restrictions on the transfer of Convertible Shares, (ii) certain voting provisions with respect to the Ordinary Shares, (iii) the election of a certain number of directors to the Company’s Board of Directors and (iv) a third party sale process, all as more particularly described and set forth in the Investors Agreement attached hereto as Exhibit 5.

The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is attached or incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Item 7.	Material to be Filed as Exhibits.

1.           Joint Filing Agreement between MassMutual Capital and MassMutual Parent.

2.           Securities Purchase Agreement dated as of November 26, 2006 by and among the Company, MassMutual Capital , and SRGL Acquisition, LLC,

CUSIP No. G7353741011

incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the Securities and Exchange Commission on November 29, 2006.

3.           Certificate of Designations for the 7.25% Convertible Participating Shares of the Company, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the Securities and Exchange Commission on November 29, 2006.

4.           Form of Registration Rights and Shareholders Agreement by and among the Company, MassMutual Capital, SRGL Acquisition, LLC and the shareholders of the Company listed on Schedule 1 thereto, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, as filed by the Company with the Securities and Exchange Commission on November 29, 2006.

5.           Investors Agreement dated as of May 7, 2007 by and between MassMutual Capital and SRGL Acquisition, LDC.

CUSIP No. G7353741012

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2007

MASSMUTUAL CAPITAL PARTNERS, LLC

By:	/s/Larry N. Port
Name: Larry N. Port
Title: Managing Director
MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
By:	/s/Rodney J. Dillman
Name: Rodney J. Dillman
Title: Corporate Vice President and Associate General Counsel

CUSIP No. G7353741013

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

______________________________

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 17, 2007

MASSMUTUAL CAPITAL PARTNERS, LLC

By:	/s/Larry N. Port
Name: Larry N. Port
Title: Managing Director
MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
By:	/s/Rodney J. Dillman
Name: Rodney J. Dillman
Title: Corporate Vice President and Associate General Counsel

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